Exhibit (a)(1)(viii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 24, 2010 and the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

CHORDIANT SOFTWARE, INC.

at

$5.00 Net Per Share

by

MAPLE LEAF ACQUISITION CORP.

a wholly owned subsidiary of

PEGASYSTEMS INC.

Maple Leaf Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chordiant Software, Inc., a Delaware corporation (the “Company”), at a price of $5.00 per Share (as adjusted pursuant to the Merger Agreement (as defined below)), net to the holders thereof in cash without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All references herein to “Shares” shall be deemed to include all associated rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of July 10, 2008, between the Company and American Stock Transfer & Trust Co. LLC, as amended. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems, Purchaser and the Company (as may be amended, modified or supplemented from time to time, the “Merger Agreement”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE PAST 11:59 P.M.), NEW YORK CITY TIME, ON TUESDAY, APRIL 20, 2010, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, following the consummation of the Offer and the payment for all Shares tendered pursuant thereto, and subject to certain conditions described in the Offer to Purchase, Purchaser will merge with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly owned subsidiary of Pegasystems, and all then outstanding Shares will be cancelled and converted into the right to receive the Offer Price, less any required withholding taxes.

The Company’s Board of Directors has unanimously (a) determined that the Merger Agreement is advisable, (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and at a price and on terms that are in the best interests of the Company and the holders of Shares, and (c) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company’s Board of Directors recommends that holders of Shares tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

This Offer is conditioned (each condition below and the other conditions set forth in Annex I to the Merger Agreement, an “Offer Condition” and collectively, the “Offer Conditions”) upon, among other things, the condition that, prior to the expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, considered together with all Shares (if any) beneficially owned by Pegasystems and its affiliates, represent a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis but disregarding any options to purchase Shares having an exercise price per share greater than the Offer Price) (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions as described in the Offer to Purchase, including, among other conditions, (i) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer and the Merger, must have expired or otherwise have been terminated, (ii) the receipt of certain other approvals or clearances required to be obtained by Pegasystems, Purchaser or the Company from any governmental authority to permit the acceptance for payment of Shares pursuant to the Offer and the acquisition of Shares pursuant to the Merger, (iii) there must not have been issued since the date of the Merger Agreement, by any court of competent jurisdiction, an injunction (that has not been vacated, withdrawn or overturned and that otherwise remains in effect) that prohibits the acceptance for payment of Shares tendered pursuant to the Offer or that prohibits the consummation of the Merger, (iv) there must not have been enacted since the date of the Merger Agreement and remain in effect any law that that prohibits the acceptance for payment of Shares tendered pursuant to the Offer or that prohibits the consummation of the Merger, (v) there must not be pending or threatened any legal proceeding, whether criminal, civil, administrative, investigative or otherwise, at law or in equity, by a governmental entity (A) that seeks to prohibit the acceptance for payment of Shares tendered pursuant to the Offer or the consummation of the Merger, or (B) where an unfavorable judgment would have a material adverse effect on Pegasystems or the Company (as described in the Merger Agreement), and (vi) since the date of the Merger Agreement, no event, condition or set of circumstances has occurred and is continuing that has had, or would reasonably be expected to have, a material adverse effect on the Company (as described in the Merger Agreement).

If any of the Offer Conditions is not satisfied at or prior to the scheduled expiration of the Offer, Purchaser will not be required to accept for payment, and (subject to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”)) will not be obligated to pay for, and may delay the acceptance for payment of, any Shares validly tendered and not withdrawn pursuant to the Offer (and not already accepted for payment or paid for), and to the extent permitted by the Merger Agreement, may either let the Offer expire or terminate or amend the Offer, depending on the circumstances. Pegasystems or Purchaser may waive any of the Offer Conditions without the prior consent of the Company, except for the Minimum Condition. The Offer is not conditioned upon Pegasystems or Purchaser obtaining financing. If any Offer Condition is not satisfied, Purchaser will be required pursuant to the Merger Agreement to extend the Offer for one or more periods of ten (10) business days each to permit the satisfaction of the Offer Conditions. However, Purchaser is not required under the Merger Agreement to extend the Offer: (a) if the Offer has been legally enjoined or restrained; (b) for longer than an aggregate of thirty (30) business days if, at the initial expiration date or at the end of any additional offer period, all of the Offer Conditions have been met except the Minimum Condition; or (c) beyond July 14, 2010 (subject to extension to September 14, 2010 under certain circumstances). Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

After the expiration of the Offer and the payment for all Shares tendered in the Offer, Purchaser may (but is not obligated to) provide for a subsequent offering period of between three (3) and twenty (20) business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of Purchaser’s acceptance for payment of Shares tendered in the Offer. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of

(i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”)), (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) is utilized), and (iii) any other documents required by the Letter of Transmittal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 23, 2010 unless such Shares have been accepted for payment as provided in the Offer to Purchase, except that there will be no withdrawal rights during any subsequent offering period. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Under no circumstances will interest be paid on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list for the Company or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Information Agent at the number below.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free (888) 750-5834

Banks and Brokers may call collect (212) 750-5833

March 24, 2010